RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-163632

Pricing Supplement Dated October 25, 2010 to the Product Prospectus Supplement FIN-1 Dated October 14, 2010, Prospectus Dated January 11, 2010 and Prospectus Supplement Dated January 11, 2010	$15,000,000 Fixed to Floating Rate Notes, Due October 28, 2015 Royal Bank of Canada

Royal Bank of Canada is offering the Fixed to Floating Rate Notes (the “Notes”) described below.

The CUSIP number for the Notes is 78008KPT4.

The Notes will pay interest quarterly, on January 28, April 28, July 28 and October 28 of each year, commencing on January 28, 2011 and ending on the Maturity Date. Interest will accrue at the following rates during the indicated years of the term of the Notes:

•	Year 1:	1.00%

•	Years 2-5:	3 Month USD LIBOR + 0.25%, subject to the Coupon Cap

The Coupon Cap on the Notes is 4.50%.

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page P-6 of this pricing supplement and “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010, and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated October 14, 2010.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	100%	$15,000,000
Underwriting discounts and commissions	0.5%	$ 75,000
Proceeds to Royal Bank of Canada	99.5%	$14,925,000

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion.  However, our affiliates will not purchase more than 15% of the principal amount of the Notes.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about October 28, 2010, against payment in immediately available funds.

RBC Capital Markets Corporation

Fixed to Floating Rate Notes, Due October 28, 2015

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets Corporation

Principal Amount:	$15,000,000

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	October 25, 2010

Issue Date:	October 28, 2010

Maturity Date:	October 28, 2015

CUSIP:	78008KPT4

Interest Rate:	October 28, 2010 to October 27, 2011:	1.00%

	October 28, 2011 to October 28, 2015:	3 Month USD LIBOR + 0.25%, subject to the Coupon Cap and Coupon Floor

Reference Rate:	3 Month USD LIBOR, as reported on Reuters Page LIBOR01 or any successor page

Coupon Cap:	4.50%

Coupon Floor:	0.25%

Day Count Fraction:	30/360

Type of Note:	Fixed to Floating Rate Notes

Interest Payment Dates:
Quarterly, in arrears, on January 28, April 28, July 28 and October 28 of each year, commencing on January 28, 2011 and ending on the Maturity Date. If any Interest Payment Date is not a New York business day, interest will be paid on the next New York business day as further discussed on S-15 of the prospectus supplement, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

Interest Period:	Each period from and including an Interest Payment Date (or, for the first period, the Settlement Date) to but excluding the next following Interest Payment Date.

Interest Determination Dates During Floating Rate Period:	The Reference Rate is set 2 London business days prior to the start of the Interest Period.

Redemption:	Not applicable

Survivor’s Option:	Not applicable

RBC Capital Markets Corporation

Fixed to Floating Rate Notes, Due October 28, 2015

U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as variable rate debt instruments providing for stated interest at a single fixed rate and a qualified floating rate for U.S. federal income tax purposes.  Under this characterization, based on current market information, we expect that the Notes will be issued with no more than de minimis OID.  Please see the discussion in the accompanying product prospectus supplement FIN-1 dated October 14, 2010 under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” and accompanying prospectus dated January 11, 2010 under the section entitled “Tax Consequences—United States Taxation” and specifically the discussion in the accompanying prospectus dated January 11, 2010 under the section entitled “Tax Consequences—United States Taxation—Original Issue Discount—Variable Rate Debt Securities.”

Calculation Agent:	The Bank of New York

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated October 14, 2010, as modified by this pricing supplement.

RBC Capital Markets Corporation

Fixed to Floating Rate Notes, Due October 28, 2015

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement FIN-1 dated October 14, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated October 14, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement FIN-1 dated October 14, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910002670/c105100424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets Corporation

Fixed to Floating Rate Notes, Due October 28, 2015

HISTORICAL INFORMATION

Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the floating rate period.

The Reference Rate was 0.28844% on October 25, 2010. The graph below sets forth the historical performance of the Reference Rate from October 25, 2000 through October 25, 2010.

Source: Bloomberg L.P.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

RBC Capital Markets Corporation

Fixed to Floating Rate Notes, Due October 28, 2015

RISK FACTORS

The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement, prospectus supplement and prospectus.  You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Amount of Interest Payable on the Notes Is Capped. The interest rate on the Notes for each quarterly interest period during the floating interest rate period is capped for that period at the maximum interest rate of 4.50% per annum.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

 We expect that delivery of the Notes will be made against payment for the Notes on or about October 28, 2010, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.

RBC Capital Markets Corporation